May 8, 2018

Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-6782

Re:	Impact Shares Funds I Trust (the “Trust”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

File Nos. 333-221764 and 811-23312

Dear Ms. Dubey:

On April 24, 2018, you provided comments on Pre-Effective Amendment No. 1 to the registration statement on Form N-1A filed on March 20, 2018 for the Trust with respect to Impact Shares YWCA Women’s Empowerment ETF (the “Women’s Fund”) and Impact Shares NAACP Minority Empowerment ETF (the “Minority Fund” and together with the Women’s Fund, the “Funds”), each a series of the Trust (the “Amendment”) telephonically (the “April 24 Comments”). On April 27, 2018, you provided additional comments on the Amendment telephonically (the “April 27 Comments”). We have reviewed the April 24 Comments and the April 27 Comments and have provided our responses below. Corresponding changes will be made in the next pre-effective amendment to the Trust’s registration statement on Form N-1A (“Pre-Effective Amendment No. 2”). All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

April 24 Comments

PROSPECTUS

Prospectus Summary—Fee Table

1. Comment: In the “Fees and Expenses” table, please state each Fund’s management fee as a percentage of the Fund’s average net assets.

Response: The requested change has been made. The Trust has revised the second footnote under each Fund’s “Fees and Expenses” table to include the following language:

As the Fund has no present intention to use leverage, the Management Fee does not differ whether expressed as a percentage of the Fund’s average net assets or Average Daily Managed Assets.

2. Comment: The second sentence of the first footnote to the “Fees and Expenses” table states, “[T]he Fund’s “Management Fee” includes fees payable to the Advisor for advisory services and for transfer agency, custody, fund administration, legal, audit and other services.” Please add disclosure clarifying that the Advisor will not provide transfer agency, custody and other services itself, but rather will engage third parties to provide such services on behalf of the Funds.

Response: The referenced disclosure has been revised as follows:

[T]he Fund’s “Management Fee” includes fees payable to Impact Shares Corp. (“Impact Shares” or the “Adviser”) ~~the Advisor~~ for advisory services and for the provision by third parties engaged by Impact Shares of transfer agency, custody, fund administration, legal, audit and other services.

3.	Comment: The third sentence of the first footnote to the “Fees and Expenses” table states, “Under the Fund’s Investment Advisory Agreement, the Adviser bears many expenses of the Fund with the exception of those described under the section titled ‘Management of the Funds.’” Please add disclosure clarifying whether the phrase “many expenses” refers solely to expenses related to the provision of the services listed in the previous sentence.

Response: The Trust has revised the referenced disclosure as follows:

Under the Fund’s Investment Advisory Agreement, Impact Shares bears ~~many~~ all expenses of the Fund (including those of the services listed above), with the exception of those described under the section titled “Management of the Funds.”

4.	Comment: The second footnote to the “Fees and Expenses” table states that each Fund’s management fee is calculated on the basis of the Fund’s Average Daily Managed Assets. Please add disclosure clarifying how each Fund values derivatives (i.e., using market value or notional value) for purposes of calculating its Average Daily Managed Assets.

Response: The Trust has added the following disclosure to the second footnote:

For purposes of calculating Average Daily Managed Assets, the Fund values derivative instruments at their market value.

5.	Comment: The Staff requests that the following language in the second footnote of the “Fees and Expenses” table be removed from the footnotes to the table and/or moved to another section of the Prospectus.

The Fund (and not Impact Shares) will be responsible for certain fees and expenses, reflected in the table above, that are not covered by the unitary advisory fee under the investment advisory agreement.

Response: The requested change has been made.

6.	Comment: The Staff requests that the following underlined language in the third footnote of the “Fees and Expenses” table be removed.

Other Expenses are based on estimated amounts for the current fiscal year and are expected to be 0.01% or less of the Fund’s Total Annual Fund Operating Expenses.

Response: The requested change has been made.

Prospectus Summary — Principal Investment Strategies (pages 2 – 3 and 8 – 10)

7.	Comment: Disclosure in each Fund’s “Principal Investment Strategies” section states that the Fund may invest in “securities of any type.” Please disclose the specific types of securities in which each Fund may invest (i.e., fixed-income, equity, etc.).

Response: The Trust has revised the reference disclosure as follows:

The Fund may invest in securities of any type (including equity and debt securities) and of companies of any market capitalization (including small- and mid-capitalization companies), market sector or industry, but expects to invest primarily in equity securities of U.S. companies.

8.	Comment: In the fourth paragraph of the “Principal Investment Strategies” section of the Women’s Fund, please disclose that Equileap is the Fund’s index provider and confirm supplementally whether Equileap is affiliated with the Fund or Impact Shares.

Response: The Trust has revised the referenced disclosure to reflect that Solactive AG (“Solactive”) is the Women’s Fund index provider and confirms that neither Equileap nor Solactive is an affiliate of the Fund or Impact Shares.

9.	Comment: The fourth paragraph of the “Principal Investment Strategies” section of the Summary Prospectus of the Women’s Fund states, “In constructing the Underlying Index, each company within the Index Universe is ranked by empowerment to women according to social criteria (the “Gender Equality Score”) developed by Equileap, including certain social criteria generated with the assistance of YWCA USA and its affiliates (“YWCA” or the “Partner Nonprofit”). The ranking of each company within the Index Universe is determined by Equileap based on its analysis of information included in a company’s regulatory filings, press releases and corporate website (“company communications”).” Please explain supplementally why Equileap is not an investment adviser of the Fund in light of its role in determining the securities constituting the Fund’s Underlying Index.

Response: The Trust does not consider the Index Providers to the Funds to be investment advisers to the Funds because they do not provide advisory services to the Funds. Section 2(a)(20) of the 1940 Act defines an investment adviser of an investment company as “any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company.” As discussed in more detail under Comment No. 11 below, the Funds’ Index Providers do not “furnish advice” regarding a Fund’s investments in certain securities nor are they “empowered to determine” the securities in which each Fund invests. Rather, each Index Provider utilizes the rankings developed by the ESG Research Provider to construct each Underlying Index. The composition of the Underlying Index is made publicly available through the relevant Fund’s and Index Provider’s website daily.

Impact Shares maintains full control over the securities in which each Fund invests and makes all decisions to buy or sell securities on behalf of each Fund. Although each Fund follows an investment policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in component securities of its Underlying Index, the decision to purchase or sell a particular security, whether or not it is a constituent of the Underlying Index, will be made solely by Impact Shares. Additionally, the Trust notes that a Fund will not necessarily invest in a security simply by virtue of its inclusion in the Underlying Index, as disclosed in the Amendment:

Impact Shares uses a representative sampling indexing strategy to manage the Fund. ‘Representative sampling’ is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. […] The Fund may or may not hold all of the securities in the Underlying Index.

A Fund’s Index Provider therefore does not determine whether the Fund will purchase a particular security by including it in the Underlying Index, nor does it determine whether the Fund will sell a particular security by removing it from the Underlying Index.

As discussed under Comment No. 11 below, each Underlying Index is designed to select securities of U.S. companies that fit certain criteria related to the promotion of “Women’s Empowerment” or “Minority Empowerment,” as applicable. In constructing each Underlying Index according to these criteria, the Index Providers do not advise the Funds on the advisability of investing in such securities and do not express any opinion to the Fund or Impact Shares regarding the past or future performance of such securities. The Trust therefore submits that the Index Providers are not “investment advisers” of the Funds within the meaning of the 1940 Act.

10.	Comment: The Staff acknowledges the Trust’s response to Comment No. 20 in the March 19, 2018 correspondence regarding the Trust’s registration statement filed on November 28, 2017 (the “March Correspondence”) regarding the discretion permitted to the Index Provider in compiling each Underlying Index.

The Staff notes, however, that certain disclosure included in the Amendment indicates that the Index Providers are permitted some degree of discretion in constructing each Underlying Index. For example, with respect to the Women’s Fund, Section 2.4 of the Equileap U.S. Women’s Empowerment Index white paper (the “Women’s Fund White Paper”) states that an “extraordinary adjustment” may be made to the Underlying Index upon the occurrence of an “extraordinary corporate action” with respect to a company that would otherwise be included in the Underlying Index. Section 2.1 of the Women’s Fund White Paper further states that, with respect to the Equileap Gender Scorecard, the criteria are weighted to reflect that “some criteria may be more important for furthering Gender Equality than others.” Additionally, the seventh paragraph of the “Principal Investment Strategies” section of the summary prospectus states, “All remaining companies are then ranked according to the Gender Equality Score assigned to them by Equileap based on its review of company communications with respect to 19 gender criteria, plus an “alarm bell,” as described below. The top two to three hundred best scoring companies are selected as the final Underlying Index components.”

With respect to the Minority Fund, the fifth paragraph of the “Principal Investment Strategies” section of the summary prospectus states, “Should a company in the Underlying Index incur an event that runs counter to the selection criteria the company may be excluded from the Underlying Index between reconstitution periods.” In the same paragraph, disclosure states that companies with a “detrimental score for applicable controversies” will be excluded from the Underlying Index.

In light of the referenced disclosure, please add disclosure to the “Principal Investment Strategies” section of each Fund’s summary describing the extent to which discretion is afforded to the Index Providers and any other applicable entities in constructing the Underlying Indexes.

Response: The Trust has added the requested disclosure.

11.	Comment: Please clarify the disclosure included in the “Principal Investment Strategies” section of each Fund’s summary prospectus, as well as the “Description of Underlying Index” section of the prospectus, to clearly state which entity fulfills each role set forth in the descriptions of the Underlying Index.

Please revise the referenced disclosure to clarify the roles of the various entities in constructing the Underlying Indexes. In particular, please identify (i) the entity responsible for selecting the companies that ultimately constitute the Underlying Index; (ii) the entity responsible for deciding to exclude companies with a “Alarm Bell” (with respect to the Women’s Fund) from the Underlying Index, (iii) the entity responsible for deciding to exclude companies with a detrimental score for applicable controversies from the Underlying Index (with respect to the Minority Fund) and (iv) each Fund’s Index Provider.

Additionally, please explain supplementally why neither of (i) the Partner Nonprofits and (ii) Impact Shares is an Index Provider, as defined in the Trust’s amended Initial Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, as filed March 21, 2018 (the “Exemptive Application”).

Further, if either Fund is a self-indexing Fund, please disclose that the Index Provider is an affiliate and the nature of the affiliation.

Response: The Trust has revised the referenced disclosure to clarify the roles of the various entities in constructing the Underlying Indices. Neither Fund is a self-indexing Fund. To aid the staff in its review, the following describes each entity and its respective duties with respect to the Funds and, with respect to the below descriptions of the “Investment Adviser” and the “Partner Nonprofits,” provides an analysis as to why the Trust believes that neither Impact Shares nor the Partner Nonprofits are Index Providers, defined in the Exemptive Application as an “entity that compiles, creates, sponsors or maintains an Underlying Index.

Investment Adviser: Impact Shares serves as the investment adviser to the Funds. Impact Shares’ role, as a 501(c)(3) tax exempt non-profit organization and a registered investment adviser, is to perform (or arrange for and oversee the performance of) the day-to-day operations of the Funds and all tasks traditionally performed by investment advisers to investment companies, including buying and selling securities for the Funds. The associated Partner Nonprofit identifies and compiles the general criteria for identifying those issuers whose behavior is consistent with the Partner Nonprofit’s desired corporate social outcomes (for example, women’s empowerment with respect to the Women’s Fund). Impact Shares then communicates these general criteria, the “social screens,” to the environmental, social and governance (ESG) Research Provider (described below) which uses them to develop rankings of publicly-traded companies according to these social screens. The ESG Research Provider provides these rankings to the Index Provider for use in constructing the relevant Underlying Index. Impact Shares does not act as an index provider, does not select any individual companies for inclusion or exclusion from a Fund’s Underlying Index, or have any right to approve or modify the Underlying Index. Therefore, Impact Shares does not qualify as an “entity that compiles, creates, sponsors or maintains an Underlying Index.” Impact Shares is not affiliated with the Partner Nonprofits, Index Providers, ESG Research Providers, or any of their respective affiliates.

Index Provider (Solactive or Morningstar, Inc., as applicable): The Index Provider for each Fund is responsible for determining the constituents of the Underlying Index (using the rankings provided by the ESG Research Provider, discussed further below) and constructing a Fund’s Underlying Index using weightings that are intended to minimize tracking error to a Fund’s parent index (the Solactive US Large and Mid Cap Index with respect to the Women’s Fund and the Morningstar US Large-Mid Index with respect to the Minority Fund). The Index Provider may, at its discretion in consultation with the ESG Research Provider, remove a company from an Underlying Index in the event a constituent company should act in a manner inconsistent with the selection criteria of the Underlying Index between reconstitution periods (for example, an “extreme controversy” with respect to the Minority Fund). Each Index Provider is responsible for disseminating the Underlying Index daily. The Index Providers are not affiliated with the Partner Nonprofits, the Trust, Impact Shares, SEI Investments Distribution Co. (the “Distributor”), or any of their respective affiliates.

Calculation Agent (Solactive or S&P Dow Jones Indices LLC, as applicable): In addition to its role as Index Provider to the Women’s Fund, Solactive serves as the calculation agent for the Women’s Fund with respect to the Solactive Equileap Women’s Empowerment Index. S&P Dow Jones Indices LLC (“SPDJ”) is the calculation agent for the Minority Fund with respect to the Morningstar Minority Empowerment Index. Each calculation agent calculates the value of the relevant Underlying Index daily and an iNAV for the Fund every 15 seconds of each trading day. The Calculation Agents are not affiliated with the Partner Nonprofits, Morningstar, ESG Research Providers, the Trust, Impact Shares, or the Distributor, or any of their respective affiliates.

ESG Research Provider (Equileap or Sustainalytics, as applicable): The ESG Research Provider conducts research and gathers data that is used by the Index Provider in constructing the relevant Underlying Index. Sustainalytics is a subsidiary of Morningstar, and Equileap has contracted with Solactive to provide research services. ESG Research Providers collect publicly available (and in some cases private) information on a wide range of ESG metrics, which they then make available to their clients. Each ESG Research Provider scores publicly-traded companies based on a Fund’s social screen and ranks them according their composite score. The ESG Research Providers are not affiliated with the Partner Nonprofits, Calculation Agents, the Trust, Impact Shares, the Distributor, or any of their respective affiliates.

Partner Nonprofit (YWCA or NAACP, as applicable): The Partner Nonprofit’s role is to identify and compile the “social screens” - general criteria for identifying those corporations whose behavior is consistent with the Partner Nonprofit’s desired corporate social outcomes. The Partner Nonprofits have a long history of activism relative to the social issue being addressed by the relevant Fund. These organizations bring an understanding of the social issue and their engagement with the public and private sector which is then reflected in the social screens for a Fund. A Partner Nonprofit is not responsible for the day-to-day operation of the Fund. Each Partner Nonprofit provides periodic input to Impact Shares through in-person and telephonic meetings regarding a Fund’s social screens that Impact Shares communicates to the ESG Research Provider. The Partner Nonprofits will not: (i) select any individual companies for inclusion or exclusion from the Underlying Index; or (ii) have any right to approve or modify the Underlying Index. The Partner Nonprofits will not have any influence on the day-to-day operations of any of the Funds or Impact Shares’ management of the Funds. Therefore, the Partner Nonprofits do not meet the definition of an Index Provider, an “entity that compiles, creates, sponsors or maintains an Underlying Index.” Further the Partner NonProfits do not meet the definition of an investment adviser pursuant to Section 2(a)(20) of the 1940 Act. The Partner Nonprofits will not provide any investment advisory services to Impact Shares, the Funds or any potential or current investors in the Funds. Independently of a Fund or Impact Shares, the Partner Nonprofits may seek to engage with companies that are included in the applicable Underlying Index to encourage further positive progress by those companies on achieving the Partner Nonprofit’s core social goals. Similarly, independently of a Fund or Impact Shares, the Partner Nonprofits may seek to engage with companies that are not included in the applicable Underlying Index to encourage specific changes in corporate behavior that would be needed to better align those companies with the Partner Nonprofit’s core social goals. The Partner Nonprofits are not affiliated with the Index Providers, ESG Research Providers, Calculation Agents, the Trust, Impact Shares, the Distributor or any of their affiliates.

12.	Comment: Disclosure in the fifth paragraph of the “Principal Investment Strategies” section of the Minority Fund’s summary prospectus states that “the top two to three hundred companies with a Minority Empowerment Composite Score…are selected for inclusion in the Underlying Index. The Staff notes that the next sentence of the paragraph states that “[t]he Underlying Index is expected to contain approximately 200 securities.” Please revise the referenced disclosure to reconcile this inconsistency.

Response: The Trust has revised the referenced disclosure to reflect that the Underlying Index will contain approximately 200 securities.

13.	Comment: The ninth paragraph of the “Principal Investment Strategies” section of the Women’s Fund summary prospectus states that an “Alarm Bell” criterion will be applied to exclude companies from the Underlying Index if they have had: (i) a legal judgement or an official finding of gender discrimination or sexual harassment against any employees within the past two years, or (ii) two or more legal cases brought against them regarding gender discrimination or sexual harassment against any employees within the past two years, or (iii) a legal judgement or an official ruling regarding gender discriminatory practices in its marketing and advertisement within the last year. The Staff notes, however, that no such criteria are described in the Women’s Fund White Paper. Please revise the referenced disclosure to reconcile this inconsistency.

Response: The referenced disclosure has been removed.

14.	Comment: The tenth paragraph of the “Principal Investment Strategies” section of the Women’s Fund summary prospectus states that the Underlying Index is compiled “using a rules based methodology to select companies from the Solactive U.S. Large and Mid Cap Index (the ‘Parent Index’);” however, the Staff notes that no such Parent Index is described in the Women’s Fund White Paper. Please revise the referenced disclosure to reconcile this inconsistency.

Response: The Trust has revised the referenced language regarding the Parent Index of the Women’s Fund to clarify that the Underlying Index of the Women’s Fund is weighted to exhibit risk and return characteristics similar to those of the Parent Index. The Trust further notes that references to “benchmark” in the Women’s Fund White Paper refer to the Parent Index.

15.	Comment: The tenth paragraph of the “Principal Investment Strategies” section of the Women’s Fund summary prospectus states that the Parent Index is “a free float market-cap weighted index.” Please add disclosure describing free float market-cap weighting.

Response: The Trust has revised the referenced language regarding the weighting of the Underlying Index.

16.	Comment: Disclosure in the “Principal Investment Strategies” section of the Minority Fund summary prospectus states, “The Index Provider determines the weighting of each security in the Underlying Index using the following variables: Minority Empowerment Composite Score, market capitalization, and maximum and minimum weightings by security and sector.” Please add disclosure clarifying whether this is a rules-based determination. Additionally, please supplementally discuss the weighting determination process and provide examples of other indices that use a similar process.

Response: The Trust has added the requested disclosure. Each Fund utilizes an optimized weighting methodology. Under this methodology, the Index Provider uses a quantitative process that is designed to determine optimal weights for securities to maximize exposure of companies with higher rankings as to the Fund’s social objective, while maintaining an Underlying Index that exhibits risk and return characteristics similar to those of the corresponding Parent Index. Underlying Index constituents are subject to a maximum 5% per company weighting. The Trust notes that a similar optimized weighting methodology is used for the MSCI USA ESG Focus Index which is the underlying index for the iShares MSCI USA ESG Optimized ETF and the MSCI EAFE ESG Focus Index which is the underlying index for the iShares MSCI EAFE ESG Optimized ETF.

17.	Comment: Disclosure in the “Principal Investment Strategies” section of each Fund’s summary prospectus states that the Fund is rebalanced quarterly and reconstituted annually. Please add disclosure defining “rebalanced” and “reconstituted” and describing the differences between the two processes.

Response: The requested changes have been made.

18.	Comment: Please confirm whether back-tested performance information with respect to either Underlying Index will be included on the website for (i) the Funds, (ii) Impact Shares, (iii) the Index Providers or (iv) the Calculation Agents. If back-tested performance information will be disclosed on the website for any of the referenced entities, the Staff will have additional comments on such disclosure.

Response: The Trust confirms that no back-tested performance information for either Underlying Index will be provided on the referenced websites.

19.	Comment: Please remove the following disclosure from the summary prospectuses, as it is neither required nor permitted by Items 2-8 of Form N-1A.

Except for investment restrictions designated as fundamental in this Prospectus or in the Fund’s Statement of Additional Information (“SAI”), the investment policies described in this Prospectus or the Fund’s SAI are not fundamental and may be changed without shareholder approval.

Response: The requested change has been made.

Prospectus Summary — Principal Risks (pages 3-7 and 10-14)

20.	Comment: Please add disclosure to the “Principal Risks” section of each Fund’s summary prospectus stating that the Fund’s advisory fee is calculated based on Average Daily Managed Assets, which includes assets attributable to leverage, and that Impact Shares may therefore have an incentive to increase the Fund’s use of leverage.

Response: The Trust has added the following disclosure in response to the Staff’s comment:

Fee Risk. Because the fees received by Impact Shares are based on the average daily value of the total assets of the Fund, less all accrued liabilities of the Fund (other than the amount of any outstanding borrowings constituting financial leverage), Impact Shares has a financial incentive to cause the Fund to utilize leverage, which may create a conflict of interest between Impact Shares, on the one hand, and the shareholders of the Fund, on the other hand.

21.	Comment: The Staff acknowledges the Trust’s response to Comment No. 1 in the March 20, 2018 correspondence, which states that “[e]ach Fund intends to enter into a licensing agreement with its Partner Nonprofit.” The Staff notes that disclosure included under the “Partner Nonprofit” section of the Prospectus states, “Each Partner Nonprofit will enter into a license agreement (a ‘License Agreement’) with the Adviser.” Please revise the referenced disclosure to reconcile this inconsistency. Additionally, please file each Licensing Agreement as an exhibit to the next amendment to the Trust’s registration statement.

Response: The Trust has revised its disclosure to clarify that the parties to each License Agreement will be Impact Shares (and not the applicable Fund) and the Partner Nonprofit. The Trust undertakes to file each License Agreement as an exhibit to its registration statement when available.

22.	Comment: Please explain supplementally why “Portfolio Turnover Risk” is included as a principal risk for each Fund, in light of each Fund’s passive management strategy to track the performance of its Underlying Index.

Response: The Trust has removed “Portfolio Turnover Risk” from each Fund’s summary prospectus.

Prospectus Summary — Description of Underlying Index (pages 15-17)

23.	Comment: The Staff acknowledges the Trust’s response to Comment No. 6 in the March Correspondence regarding the use of “Women’s Empowerment” and “Minority Empowerment,” in each Fund’s name, as applicable, and the criteria used to construct each Fund’s Underlying Index with respect to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Staff still believes, however, that several of the criteria for each Fund are overly broad and do not specifically support the use of the phrase “Women’s Empowerment” or “Minority Empowerment,” as applicable, in each Fund’s name. Please explain supplementally how, with respect to the Women’s Fund, each of Criteria 6 (“Fair Remuneration”), Criteria 14 (“Human Rights”) and Criteria 16 (“Supplier Diversity”), and, with respect to the Minority Fund, each of Criteria 3 (“Scope of Social Supplier Standards”), Criteria 4 (“Digital Divide Programs”), Criteria 7 (“Supply Chain Monitoring”), Criteria 8 (“Community Development Programs”), Criteria 9 (“Health and Safety Management System”), Criteria 10 (“Conflict Minerals Programs,”) and the “extreme controversy” screen described in the Minority Empowerment Index powerpoint presentation sent to the Staff on April 18, 2018 relate to “Women’s Empowerment” or “Minority Empowerment,” as applicable. Additionally, as the Women’s Fund White Paper states that “a score and weighting has been allocated to the individual question to reflect that some criteria may be more important for furthering Gender Equality than others,” please disclose the weighting of each criterion for purposes of determining the inclusion of a company in the Women’s Fund Underlying Index.

Response: Impact Shares and each Index Provider believe that each of the social criteria that are utilized in creating a Fund’s Underlying Index, support women’s empowerment or minority empowerment, as applicable.

With respect to the Women’s Fund, the following discusses how those social criteria identified by the Staff above support women’s empowerment:

Criteria 6 (“Fair Remuneration”): Demonstrates a commitment to ensure payment of a fair wage to all employees, even in those countries that do not legally require a minimum wage.

Unfair remuneration has been recognized in numerous studies as disproportionately impacting women because women make up approximately 2/3 of the minimum wage workforce across the US and up to approximately 75% in some states. Women also make up approximately 2/3 of “tipped” workers nationally. Additionally, many states permit employers to include tips in compensation while paying lower than the applicable minimum wage. The federal minimum wage of $7.25 results in an annual income of approximately $14,500, or $3,000 below the poverty line for a family of three. The preponderance of those impacted are women. Nationwide, the poverty rate for tipped workers (again, predominately women) is twice the national average. (2016 data) See, for example: https://nwlc.org/resources/women-and-minimum-wage-state-state/. Accordingly, Impact Shares and the index provider believe that “fair remuneration” is very much a “women’s issue” and is generally regarded as such both in social scientific literature and more generally in the media. Further, Impact Shares and the index provider believe that investors would find inclusion of this social screen indicator appropriate for the Fund and therefore not misleading.

Criteria 14 (“Human Rights”): Commitment to ensure the protection of the rights of all people it works with including employees’ rights to participate in legal, civic and political affairs.

Although the phrase “Women’s Rights are Human Rights” was popularized in the US after then First Lady Hillary Clinton’s 1995 speech that used the phrase, the concept that women’s equality with men is a fundamental human right has a long history in public international law. This concept was expressly included in the United Nations Charter in 1945, the Universal Declaration of Human Rights adopted in 1948 and the UN Declaration on the Elimination of Discrimination adopted in 1967. For a detailed history of the identification of women’s rights as a fundamental human right, see http://www.ohchr.org/Documents/Events/WHRD/WomenRightsAreHR.pdf. Given this clear historical and legal background, in the context of this social screen indicator, we believe that a commitment to the protection of human rights of all employees explicitly includes the protection of women’s rights, and will be clearly understood to do so by investors in a gender equity fund.

Criteria 16 (“Supplier Diversity”): Commitment to ensure diversity in the supply chain, including a focus to ensure minority owned businesses in the supply chain.

Numerous studies have shown that there is a significant lack of gender diversity both in the manufacturing sector in manufacturers’ supply chains. A 2015 study points out: “The number of women who work full-time in the workforce is up 15% since 1979. In the manufacturing sector, the story is very different. The number of men working in the manufacturing sector has increased, while the number of women working in the sector has declined. The number of women in the sector now stands at the lowest it has been since 1971. Looking more broadly at the supply chain industry, it is clear that there is a significant gender gap. Between 70% and 80% of positions within the supply chain industry are held by men and 95% of top level supply chain positions within Fortune 500 companies are held by men. By comparison, men hold 85% of all executive officer positions within Fortune 500 companies”. See https://www.fronetics.com/the-supply-chain-gender-gap/. A 2015 McKinsey study estimates that companies in the top quartile for gender diversity are 15% more likely to have financial returns above their national industry median. See https://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters. Supply chain management is integral to the operations of any manufacturing business. Issues of supply chain gender diversity (and the financial returns associated with increasing gender diversity) are well documented. Impact Shares and the index provider believe that investors in a gender equity fund would expect to see a supply chain gender diversity indicator in the fund’s social screen and will certainly not be confused by its inclusion.

Social Criteria Weighting: As discussed in response to comment 16, the Index Provider uses a quantitative process that is designed to determine optimal weights for securities to maximize exposure of companies with higher rankings as to the Women’s Fund’s social objective, while maintaining an Underlying Index that exhibits risk and return characteristics similar to those of the Women’s Fund’s Parent Index. The Trust confirms that the referenced language in the Women’s Fund White Paper is no longer applicable to the Women’s Fund.

With respect to the Minority Fund, the following discusses how those social criteria identified by the Staff above support minority empowerment. We note that criteria 3, 4, 7, 8, and 9 have been retitled and/or revised in response to the Staff’s comments.

Criteria 3 (“Scope of Supplier Racial and Ethnic Diversity Programs”): This indicator provides a general assessment of whether the company has supply chain/contractors’ racial and ethnic diversity programs and the scope of supplier racial and ethnic diversity standards.

As is the case with supply chain gender diversity, there is extensive commentary in academic literature, industry publications and the mainstream media on the lack of racial and ethnic diversity in manufacturing supply chains. A 2015 study notes that companies in the top quartile for racial and ethnic diversity are 35% more likely to have financial returns above their respective national industry medians.

See http://www.supplychain247.com/paper/diversity_matters. A 2011 survey found that for major corporations that have implemented supplier diversity programs (which give preferences to minority-owned (or female-owned) suppliers) “the payoff has come in the form of stronger relationships with their supply base, new business opportunities and a more agile supply chain.” See http://www.industryweek.com/leadership/business-case-supply-chain-diversity. The use of supplier racial and ethnic diversity programs by large corporates is widely documented and well understood by investors. Impact Shares and the index provider believe that the use of this social screen indicator in connection with the Minority Fund will not be confusing to investors and its inclusion in the social screen would indeed be expected by investors.

Criteria 4 (“Digital Divide Programs”): This indicator provides an assessment of the presence of programs that address the digital divide, i.e. the lack of access to modern means of communication/internet. Access to such means is often difficult for certain groups in modern society (e.g., people of color, poor, elderly) or people in certain regions.

“Digital Divide” is a widely known term of art used to identify the gap in access to online technology, particularly broadband, between whites and minorities, the poor and elderly. Although the Digital Divide has causes that are in part economic, most social commentators use the term to describe disparities on access that disproportionately impact racial and ethnic minorities on the lower end of the socio-economic scale. Although one-third of American adults still had yet to adopt broadband at home in 2010, non-adopters were disproportionately African American and Hispanic. The Pew Internet and American Life Project reported in 2010, for example, that an 11 point gap existed between white and African American broadband users (67% versus 56%, respectively). Increasing use of mobile devices by African Americans and Hispanics to connect to wireless broadband networks has narrowed the Digital Divide somewhat in recent years, but mobile devices are less suitable for certain tasks (reading and homework, for example) and wireless broadband is still not widely available in rural areas. These trends disproportionately impact people of color. See https://www.huffingtonpost.com/david-honig/the-digital-divide-and-th_b_1317953.html. See also https://cloudfront.escholarship.org/dist/prd/content/qt48h8h99w/qt48h8h99w.pdf. Impact Shares and the index provider believe that the “Digital Divide” is a term of art that has been widely understood for decades to primarily apply to racial and ethnic minorities. Further Impact Shares and the index provider believe that, in the context of the Minority Fund, this screen is not misleading.

Criteria 7 (“Supply Chain Monitoring for Racial and Ethnic Diversity”): This indicator provides an assessment of whether the company has a supply chain monitoring system and/or whether there are other supply chain monitoring activities.

This indicator is closely linked to social criteria 3 above. There is extensive literature on the development of effective monitoring and evaluation (“M&E”) tools to assess companies’ and their suppliers’ success at empowering racial and ethnic minorities. This indicator assesses whether companies have in place robust M&E programs to assess on an ongoing basis their own and their suppliers’ progress in empowering racial and ethnic minorities. ESG investors are very familiar with M&E programs and Impact Shares and the index provider do not believe that, in the context of a minority empowerment fund, investors would find this indicator confusing or misleading.

Criteria 8 (“Community Development Programs in Minority Communities”): This indicator assesses the strength of the company’s local community development Programs. It does not focus on cash donations, but formal programs that promote long-term economic development among communities, particularly minority communities, directly affected by the company’s operations.

Impact Shares and the index provider believe that in the context of a minority empowerment fund, the purpose of this indicator, as retitled, will be clear to investors and is not misleading.

Criteria 9 (“Minority-Inclusive Health and Safety Management System”): This indicator assesses the strength of the company’s initiatives to manage employee health and safety and prevent accidents and occupational illnesses. The indicator does not assess initiatives to address contractor health and safety, which are covered by contractors and supply chain measurements.

Numerous studies have shown that Afro Americans and Hispanics are at higher risk for work-related deaths, injuries and diseases than whites. See, for example http://www.safetyandhealthmagazine.com/articles/15395-minority-workers-have-the-highest-risk-for-injury-disability-study. See also https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3979600/. Ethnic minorities also suffer a higher rate of work-related stress and associated health complications than whites. See https://www.thecut.com/2016/03/why-minorities-face-more-health-problems-from-work-stress.html. These disparities are widely known in both academic literature in the mainstream media. This criteria is intended to identify whether companies take these disparities into account in the design and implementation of their workplace health and safety policies. In the context of the Minority Fund, Impact Shares and the index provider believe that the purpose of this indicator, as retitled, is clear and not misleading to investors.

Criteria 10 (“Conflict Minerals Programs,”): This indicator assesses the strength of the company’s initiatives to eliminate conflict minerals from its products and its supply chain.

Although the SEC withdrew the requirement for conflict minerals reporting by public companies in 2017, some companies continue to monitor the use of conflict minerals in their supply chains. This indicator has been included because the NAACP believes that corporate concern for the elimination of conflict minerals from supply chains is an important indicator that companies are concerned for the well being and advancement of minorities more generally. The “conflict minerals” concept is well understood and, accordingly, Impact Shares and the index provider do not believe that inclusion of this indicator in the context of a minority empowerment fund will be misleading to investors.

“Extreme Controversy” Screen.

“Extreme Controversies” involving constituents of the minority empowerment index arise when a company becomes the subject of a significant public controversy because of the acts or omissions or the company, its employees or its management. The controversy must involve racial or ethnic minorities. An assessment of the controversy also includes the company’s reaction and response to the issues raised. An example of an “Extreme Controversy” might the recent arrest of two African American men in a Starbucks coffee shop in Pittsburgh, which received extensive media coverage and sparked widespread protests.

Prospectus—Partner Nonprofit (pages 29-30)

24.	Comment: Disclosure under “Partner Nonprofit” in the Prospectus states that “charitable contributions will be made out of the net advisory profits, if any, of Impact Shares with respect to each Fund, after operating expenses (including the license fee referred to below) and a reserve for working capital.” Please add disclosure clarifying whether Impact Shares will donate all, or only a portion of, its net advisory profits after operating expenses and a working capital reserve. If the latter, please disclose the percentage of the net advisory profits that will be donated.

Response: The Trust confirms that Impact Shares will make charitable contributions to the relevant Partner Nonprofit equal to the excess, if any, of Impact Shares’ fees with respect to the applicable Fund over Impact Shares’ operating expenses and a reserve for working capital and will add disclosure so stating to Pre-Effective Amendment No. 2.

25.	Comment: The Staff acknowledges the Trust’s response to Comment No. 42 in the March Correspondence regarding the role of the Partner Nonprofits. Please explain further the role of the Partner Nonprofit for each Fund. For example, consider disclosing how often each Partner Nonprofit provides input to Impact Shares regarding the social metrics that Impact Shares considers in evaluating companies for inclusion in the applicable Underlying Index and the form that this input takes (i.e., a written memorandum, an in-person meeting, etc.)

Response: Please see the Trust’s response to Comment 11 above.

26.	Comment: Disclosure on page 29 of the Prospectus states, “The Adviser maintains full discretion regarding the ‘social screens’ and also will receive input from third-party experts regarding the construction of the Index.” Given Impact Shares’ level of discretion regarding each Fund’s “social screens,” please explain supplementally why Impact Shares is not an Index Provider with respect to the Underlying Indexes.

Response: The referenced disclosure has been removed.

Prospectus—How to Buy and Sell Shares (pages 31-35)

27.	Comment: Disclosure in the “Purchases through and outside the Clearing Process” section states:

Purchase orders effected outside the Clearing Process are likely to require transmittal by the Authorized Participant earlier on the Transmittal Date than orders effected using the Clearing Process. Those persons placing orders outside the Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer.

Please disclose the time by which purchase orders effected outside the Clearing Process must be submitted by the Authorized Participant. The Staff will have additional comments if this time differs from the 4:00 p.m. Eastern Time deadline for orders placed through the Clearing Process. Additionally, please disclose the time by which redemption requests must be received by the Distributor in order to redeem shares at their NAV determined on the same day.

Response: The referenced disclosure has been removed. The Trust confirms that the 4:00 p.m. Eastern Time deadline applies to purchase orders effected through the Clearing Process, purchase orders effected outside the Clearing Process and redemption orders. The Trust will add disclosure so stating throughout the next amendment to the Trust’s registration statement.

28.	Comment: Disclosure on page 33 of the Prospectus states that “[a] creation request is considered to be in “good order” if all procedures set forth in the Participation Agreement, order form and this prospectus are properly followed.” Please disclose what is required in order for a creation request to be considered to be in “good order.”

Response: The Trust has added the following disclosure in response to the Staff’s comment:

In general, a purchase order is in “good order” if: (i) a request in form satisfactory to the applicable Fund is received by the Distributor or its agent from the Authorized Participant on behalf of itself or another redeeming investor within the time periods specified herein; and (ii) all other procedures set forth in the Authorized Participant Agreement are properly followed. The Fund reserves the right to require additional information at any time for a purchase order to be in “good order.”

29.	Comment: Disclosure under the “Transaction Fees” section of the Prospectus states, “Creations and redemptions are also subject to an additional variable charge equal to a percentage of the value of each Creation Unit purchased or redeemed up to the maximum amounts shown in the table below.” Please add disclosure describing how the variable transaction fee will be calculated and whether the actual variable fee charged for a transaction could be lower or higher than the trading expenses incurred by the Fund with respect to that transaction.

Response: The Trust has revised the referenced disclosure as follows:

Authorized Participants are charged standard creation and redemption transaction fees (“Transaction Fees”) to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units. There is a fixed and a variable component to the total Transaction Fee. A fixed Transaction Fee of $500 ~~(set forth below)~~ is applicable to each creation or redemption transaction, regardless of the number of Creation Units purchased or redeemed. Creations and redemptions are also subject to an additional variable charge ~~equal to a percentage of the value of each Creation Unit purchased or redeemed up to the maximum amounts shown in the table below. An additional charge~~ of up to 1% of the net asset value per Creation Unit, inclusive of the standard transaction fee, ~~may be imposed~~ for (i) in-kind creations or redemptions effected outside the normal Clearing Process, ~~and~~ (ii) in whole or partial cash creations ~~(to offset the Trust’s brokerage and other transaction costs associated with using cash to purchase the requisite Deposit Securities)~~, (iii) in whole or partial cash redemptions or (iv) non-standard orders. The variable component is primarily designed to cover non-standard charges, e.g., brokerage, taxes, foreign exchange, execution, market impact and other costs and expenses related to the execution of trades resulting from such transaction. In all cases, the Transaction Fee will be limited in accordance with the requirements of the SEC applicable to management investment companies offering redeemable securities. The Fund may determine not to charge the variable portion of a Transaction Fee on certain orders when Impact Shares has determined that doing so is in the best interests of Fund shareholders, e.g., for redemption orders that facilitate the rebalance of the Fund’s portfolio in a more tax efficient manner than could be achieved without such order. The variable portion of a Transaction Fee may be higher or lower than the trading expenses incurred by a Fund with respect to the transaction.

Statement of Additional Information

Cover Page

30.	Comment: The cover page of the Statement of Additional Information (“SAI”) states that each Fund’s principal U.S. listing exchange will be NYSE Arca, Inc. Disclosure on page 1 of the SAI, however, states that each Fund will be listed on the New York Stock Exchange, Inc. Please reconcile this inconsistency.

Response: The Trust confirms that the principal U.S. listing exchange for each Fund will be NYSE Arca, Inc. and has made corresponding changes throughout Pre-Effective Amendment No. 2.

Management of the Trust (page 15)

31.	Comment: Please provide supplementally the information on the Trust’s Trustees and required by Item 17(a)(1) of Form N-1A.

Response: Please see Appendix A to this letter for the information regarding the Trustees as required under Item 17(a)(1) of Form N-1A.

Investment Advisory Services (pages 24-25)

32.	Comment: Under the “Investment Advisory Services” section of the SAI, please disclose the rate at which the advisory fee portion of each Fund’s unitary fee will be calculated. See Item 19(a)(3) of Form N-1A, which requires that the Trust disclose “the method of calculating the advisory fee payable by the Fund.”

Response: The Trust declines to make the requested changes. Under the Fund’s unitary fee structure, the Fund pays Impact Shares a single fee for its services and facilities which includes the assumption of various Fund expenses as set forth in the Fund’s investment advisory agreement. There is no “advisory fee portion” of the unitary fee. The Trust therefore believes that its disclosure that each Fund pays Impact Shares an annual unitary fee, payable monthly, at the rate of 0.75% of the Funds’ Average Daily Managed Assets satisfies the requirements of Item 19(a)(3) because the advisory fee payable by the Fund encompasses all components of the unitary fee.

Distributor (page 28)

33.	Comment: The Staff acknowledges the Trust’s response to Comment No. 44 in the March Correspondence regarding disclosure required by Item 19(g) of Form N-1A. Please disclose the principal types of activities for which payments will be made under the Plan (Item 19(g)(1)), the relationship between amounts paid to the Distributor and the expenses it incurs (Item 19(g)(2)), and the anticipated benefits to the Funds that may result from the plan (Item 19(g)(6)).

Response: The following disclosure has been added in response to the Staff’s comment:

Distribution fees paid to the Distributor in the future may be spent on any activities or expenses primarily intended to result in the sale of the Funds’ shares including (but not limited to) to compensate the Distributor, the Fund’s investment adviser or any of their affiliates, as well as any banks, broker/dealers or other financial institutions for distribution or sales support services rendered, and related expenses incurred, for or on behalf of a Fund. The Distributor may also use any distribution fees paid in the future for the provision of personal services to investors in the Shares and/or the maintenance of shareholder accounts. The Plan is considered a compensation type plan, which means that the Fund pays the Distributor the entire fee, if authorized by the Board in the future, regardless of the Distributor’s expenditures. Even if the Distributor’s actual expenditures exceed the fee payable under the Plan, if authorized by the Board in the future, at any given time, the Fund will not be obligated to pay more than that fee under the Plan. If the Distributor’s actual expenditures are less than the fee payable under the Plan, if authorized by the Board in the future, at any given time, the Distributor may realize a profit from the arrangement.

Purchase and Redemption of Shares (pages 32-36)

34.	Comment: Disclosure under “Purchase Cut-off Times” states that purchase orders must be received by the Funds’ Distributor by the cut-off times stated in the accompanying table, which sets forth that the “typical creation cut-off time” for each Fund is 4:00 p.m. Eastern Time. Please remove “typical” from the table heading and add disclosure clarifying whether the 4 p.m. Eastern Time cut-off applies to purchase orders placed both through and outside the Clearing Process. This comment applies to similar disclosure under the section titled “Redemption Cut-Off Times” as well.

Response: The Trust has removed the word “typical” from each table heading and has added the following disclosure under “Purchase Cut-off Times” and “Redemption Cut-Off Times,” respectively:

Purchase orders placed through the Clearing Process, as well as purchase orders placed outside the Clearing Process, must be received by 4:00 pm, Eastern Time in order to receive that day’s closing NAV per share, as set forth in the table below.

Redemption orders placed through the Clearing Process, as well as redemption orders placed outside the Clearing Process, must be received by 4:00 pm, Eastern Time in order to receive that day’s closing NAV per share, as set forth in the table below.

The Trust has made additional conforming changes throughout the Prospectus and SAI as applicable.

35.	Comment: Disclosure under “Placement of Redemption Orders Outside the Clearing Process” states, “The order must be accompanied or preceded by the requisite number of shares of the Funds specified in such order which delivery must be made through DTC to the Custodian no later than 11:00 a.m. Eastern Time on the next Business Day immediately following such Transmittal Date.” Please revise to clarify when the number of shares specified in a redemption order must be delivered to the Custodian in relation to the time by which such redemption order must be received by the Funds’ Distributor.

Response: The Trust has revised the referenced disclosure as follows:

The order must be accompanied or preceded by the requisite number of shares of the Funds specified in such order which delivery must be made through DTC to the Custodian no later than 11:00 a.m. Eastern Time on the next Business Day immediately following such Transmittal Date.

April 27 Comments

36.	Comment: The Staff acknowledges the Trust’s response to Comment No. 42 in the March Correspondence, which states:

Each Partner Nonprofit will provide input to the Adviser regarding the development and evolution of the social metrics that the Adviser considers in evaluating the eligible universe of companies eligible for inclusion in the relevant Underlying Index used by the Fund with which the Partner Nonprofit is associated. The Partner Nonprofit will provide suggested guidelines and other criteria to be incorporated into the Fund’s “social screen” – criteria that seek to measure corporate performance against a range of social impact benchmarks relevant to the Fund.

Please clarify further the roles of the Partner Nonprofits in the construction of the Underlying Indexes and in the development of the Funds’ investment strategies, if any. The Staff may have additional comments upon review of the Trust’s response.

Response: Please see our response to Comment No. 11 for a detailed explanation of the roles of the Partner Nonprofits.

37.	Comment: Please provide supplementally an overview of the Board’s considerations in finding that Impact Shares’ level of profitability is appropriate in light of the fact that Impact Shares will donate any excess of the advisory fee over Impact Shares’ expenses relating to the operation of the Funds and a reserve for working capital.

Response: In approving the advisory fee for the Funds, the Trustees, including the Independent Trustees, considered the nature and quality of services to be provided by Impact Shares, fund performance, fees and other expenses, costs of services to be provided and profitability, possible fall-out benefits and possible economies of scale. With respect to the cost of services to be provided by Impact Shares and the impact of the proposed advisory fee on the anticipated profitability of Impact Shares’ relationship with the Trust, the Trustees recognized that Impact Shares should, in the abstract, be entitled to earn a reasonable level of profit for the services to be provided to each Fund, and that it is difficult to make comparisons of profitability from ETF advisory contracts because comparative information is not generally available and is affected by numerous factors, including the structure of the particular adviser, the types and sizes of funds it manages, its business mix, numerous assumptions about cost allocations and the adviser’s capital structure and cost of capital.

The Trustees, including the Independent Trustees, also considered that Impact Shares is a 501(c)(3) nonprofit and considered whether it might be appropriate to analyze some or all of the amounts Impact Shares has committed to donate to the Partner Nonprofits as analogous to the profits earned by for-profit investment advisers to investment companies. The Independent Trustees noted that, based on Impact Shares’ projections, it was unlikely that the fees paid to Impact Shares by a Fund would significantly exceed Impact Shares’ cost of providing services to that Fund in the near term, and concluded that, even if any such excess were to be analyzed as though it were profit to Impact Shares, the expected “profitability” was not excessive and supported the approval of the advisory agreement.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Ethan Powell, Trustee

Brian D. McCabe, Ropes & Gray LLP

Appendix A

Name and Date of Birth	Position(s) with the Funds	Term of Office[1] and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Impact Shares Fund Complex Overseen by Trustees[2]	Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
INDEPENDENT TRUSTEES

Alyssa Greenspan (6/19/1972)	Trustee	Indefinite Term; Trustee since April 2018	President and COO, Community Capital Management, Inc. since 2003.	2	None	Significant experience in the investment management industry; significant managerial and executive experience as President and COO of Community Capital Management, Inc.; significant experience regarding ESG and impact investing considerations.

Kathleen Legg (11/9/1982)	Trustee	Indefinite Term; Trustee since April 2018	Consultant, Global Ware Digital Company since November 2014; Independent Consultant from 2012 until 2014.	2	None	Significant experience running social media companies; significant experience advising global nonprofits on social media engagement techniques and best practices.

Winston I. Lowe (2/5/1951)	Trustee	Indefinite Term; Trustee since April 2018	Managing Partner, Lowe and Associates, LLC since March 2009	2	None	Significant business and legal experience as associate and managing partner at US-based law firm; significant leadership experience at law firm.

Name and Date of Birth	Position(s) with the Funds	Term of Office[1] and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Impact Shares Fund Complex Overseen by Trustees[2]	Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
INTERESTED TRUSTEES

Ethan Powell[3] (6/20/1975)	Trustee; Chairman of the Board	Indefinite Term; Trustee since May 2016; Chairman of the Board since May 2016.	President and Founder of Impact Shares LLC (“Impact Shares”) (a registered investment advisor dedicated to building a platform to create better socially responsible investment solutions) since December 2015; Trustee of the Highland Fund Complex from June 2012 until July 2013 and since December 2013; Chief Product Strategist of Highland Capital Management Fund Advisors, L.P. from 2012 until December 2015; Senior Retail Fund Analyst of HCM from 2007 until December 2015 and Impact Shares from its inception until December 2015; Secretary of NexPoint Credit Strategies Fund	2	Serves as Independent Chairman of the Board of the Highland Fund Complex and the Nexpoint Credit Strategies Fund Complex (collectively, 25 funds)	Significant experience in the financial industry; significant executive experience including past service as an officer of funds in the Highland Fund Complex; significant administrative and managerial experience.
			(“NHF”) from November 2010 until June 2012; President and Principal Executive Officer of NHF from June 2012 until May 2015; Secretary of NHF from May 2015 until December 2015; Executive Vice President and Principal Executive Officer of Impact Shares Trust I from May 2016 to January 2018; and Secretary of Impact Shares Trust I from May 2016 to January 2018; President and Treasurer of Impact Shares Trust I since January 2018.

1)	Trustees serve until their successors are duly elected and qualified.
(2)	The “Impact Shares Fund Complex” consists of each series of Impact Shares Trust I.
(3)	Mr. Powell is deemed to be an “interested person” of the Trust, as defined in the 1940 Act, because of his current affiliation with Impact Shares, Corp., the Funds’ investment adviser.